SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

March 31, 2015

Date of Report (Date of earliest event reported)

Endurance Specialty Holdings Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	1-31599	98-0392908
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Waterloo House, 100 Pitts Bay Road, Pembroke, HM 08, Bermuda

(Address of principal executive offices, including zip code)

(441) 278-0400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On March 31, 2015, Endurance Specialty Holdings Ltd. (“Endurance”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Endurance, Montpelier Re Holdings Ltd. (“Montpelier”) and Millhill Holdings Ltd., a Bermuda exempted company and a direct, wholly owned subsidiary of Endurance (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Montpelier will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company.

Pursuant to the terms of the Merger Agreement, as a result of the Merger, each common share of Montpelier, par value 1/6 cent per share (the “Montpelier Shares”), issued and outstanding immediately prior to the effective time of the Merger (other than Montpelier Shares owned by Montpelier as treasury shares and any Montpelier Shares owned by Endurance, Merger Sub or any other direct or indirect wholly owned subsidiary of Endurance immediately prior to the effective time of the Merger) will be automatically cancelled and converted into the right to receive 0.472 (the “Fixed Exchange Ratio”) ordinary shares, par value $1.00 per share, of Endurance (“Endurance Shares”). In addition, the Merger Agreement provides that, following the date of approval and adoption of the Merger Agreement, the Merger and the Statutory Merger Agreement (as defined below) by Montpelier shareholders and prior to the effective time of the Merger, Montpelier will, in compliance with Bermuda law, declare and pay, without interest, a special dividend of $9.89 per Montpelier Share (the “Special Dividend”) to the holders of record of outstanding Montpelier Shares as of a record date for the Special Dividend to be set by the board of directors of Montpelier in consultation with Endurance.

Prior to the effective time of the Merger, each Montpelier restricted share unit outstanding immediately prior to the effective time of the Merger will be converted into a restricted share unit with respect to a number of Endurance Shares (rounded down to the nearest whole Endurance Share) equal to (a) the Fixed Exchange Ratio multiplied by (b) the number of Montpelier Shares subject to such restricted share unit immediately prior to the effective time of the Merger, subject to certain adjustments. Immediately prior to the effective time of the Merger, each Montpelier restricted share unit will be converted into the right to receive an amount in cash, without interest, equal to any accrued dividend equivalent payments, plus the Special Dividend, and any other extraordinary cash dividends, pursuant to the applicable share unit agreement. In addition, in connection with the Merger, the date on which Montpelier’s 8.875% non-cumulative preferred shares Series A (the “Montpelier Preferred Shares”) become redeemable will be accelerated to the effective time of the Merger. As a result, and in accordance with the Certificate of Designation of the Montpelier Preferred Shares, Montpelier will exercise its option to redeem all of the Montpelier Preferred Shares for $156,000,000 plus all declared and unpaid dividends, if any, without interest thereon, prior to the Montpelier shareholders meeting to approve the Merger.

The boards of directors of each of Endurance, Merger Sub and Montpelier have (a) unanimously authorized and approved the Merger, (b) determined that the terms of the Merger Agreement and the statutory merger agreement attached to the Merger Agreement (the “Statutory Merger Agreement”) are in the best interests of and fair to Endurance, Montpelier and Merger Sub, as applicable, and their respective shareholders, (c) declared the advisability of the Merger Agreement, the Statutory Merger Agreement and the Merger and (d) unanimously recommended approval of the Merger, the Statutory Merger Agreement and the Merger Agreement by their respective shareholders. The board of directors of Endurance has unanimously recommended approval of the issuance of Endurance Shares in connection with the Merger (the “Endurance Share Issuance”).

The Merger Agreement is governed by Delaware law except to the extent any provisions of the Merger Agreement which relate to the exercise of a director’s or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which arise under, the laws of Bermuda, will be governed by the laws of Bermuda. For United States Federal income tax purposes, the Merger is intended to qualify as a “reorganization” under Section 368(a) of the United States Internal Revenue Code of 1986, as amended.

Under the Merger Agreement, Endurance has agreed to appoint to its board of directors three of Montpelier’s current directors. The designation and appointment of such three new directors is within the sole discretion of Endurance and is subject to a customary vetting process to confirm whether, among other things, such persons would qualify as “independent” under the rules of the New York Stock Exchange.

Each of the parties have made customary representations and warranties in the Merger Agreement and have each agreed to certain customary covenants and agreements, including to conduct its respective operations in the ordinary course of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger, not to engage in certain types of transactions during this interim period, to use its respective reasonable best efforts to take all actions necessary to cause the conditions to closing to be satisfied as promptly as reasonably practicable and to use their respective reasonable best efforts to obtain all necessary governmental and regulatory approvals, subject, in the case of Endurance, to a “burdensome condition” limitation providing that Endurance may not take any action which would have a “material adverse effect” on Endurance or Montpelier.

Montpelier has agreed that it will not, and will cause its representatives and its subsidiaries not to, solicit, initiate or knowingly facilitate or encourage (including by providing non-public information) any effort or attempt to make or implement any Takeover Proposal (as defined in the Merger Agreement) or offer, as further described in the Merger Agreement. Endurance has agreed that it will not knowingly take, or permit any of its subsidiaries or its or their respective directors, officers or employees to take, and each shall instruct its respective advisors not to take, any action that would reasonably be expected to prevent or materially impede or delay the consummation of the Merger.

These restrictions are subject to a “fiduciary out” provision that permits Montpelier to provide non-public information and participate in discussions or negotiations with respect to a Takeover Proposal if the Montpelier board of directors determines (a) in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined in the Merger Agreement) and (b) after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to violate the fiduciary duties of the Montpelier board of directors under Bermuda law. The Montpelier board of directors does not have the right to terminate the Merger Agreement (i) to accept a Superior Proposal or (ii) if it withholds, withdraws modifies or qualifies its recommendation to Montpelier shareholders to approve the Merger.

The Montpelier board of directors may, subject to certain procedural requirements set forth in the Merger Agreement, including consultation with its financial advisors and outside legal counsel, withhold, withdraw, modify or qualify its recommendation to Montpelier shareholders to approve the Merger if (a) in the case of a Takeover Proposal, the Montpelier board of directors determines (i) in good faith, that such Takeover Proposal constitutes a Superior Proposal and (ii) that the failure to do so would be reasonably likely to violate the fiduciary duties of the Montpelier board of directors under Bermuda law or (b) a Company Intervening Event (as defined in the Merger Agreement) has occurred and the Montpelier board of directors determines that the failure to do so would be reasonably likely to violate the fiduciary duties of the Montpelier board of directors under Bermuda law. The Endurance board of directors may withhold, withdraw, modify or qualify its recommendation to Endurance shareholders to approve the Endurance Share Issuance if a Parent Intervening Event (as defined in the Merger Agreement) has occurred and the Endurance board of directors determines, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to violate the fiduciary duties of the Endurance board of directors under Bermuda law.

The consummation of the Merger is conditioned on, among other things, (a) the approval and adoption by the shareholders of Montpelier of the Merger, (b) the approval by the shareholders of Endurance of the Endurance Share Issuance, (c) receipt of applicable government and regulatory approvals, including, with respect to Endurance, without the imposition of a Burdensome Condition (as defined in the Merger Agreement) to the receipt of certain required regulatory approvals, (d) the absence of any injunction, judgment or ruling prohibiting the consummation of the Merger, (e) effectiveness of the registration statement for Endurance Shares, (f) Montpelier having funded the amount of the Special Dividend to be paid to the holders of Montpelier Shares, (g) the accuracy of each party’s representations and warranties and compliance with covenants (subject to customary materiality qualifiers), (h) the absence of a Material Adverse Effect and a Parent Material Adverse Effect (in each case as defined in the Merger Agreement) and (i) the receipt by each party of a tax opinion from each party’s respective counsel.

In addition, if the Merger Agreement is terminated because (a) Montpelier’s shareholders do not approve the Merger or Montpelier is in material breach of the Merger Agreement, then Montpelier will pay Endurance’s expenses relating to the Merger up to a cap of $9.15 million and (b) Endurance’s shareholders do not approve the Merger or Endurance is in material breach of the Merger Agreement, then Endurance will pay Montpelier’s expenses relating to the Merger up to a cap of $9.15 million. In each of clauses (a) and (b) in the previous sentence, subject to certain limitations and conditions, if a Takeover Proposal was outstanding prior to the termination and Endurance or Montpelier (as applicable) consummated a Takeover Proposal within 12 months of the termination, such party would be required to pay a termination fee of $73.25 million in addition to paying the expenses relating to the Merger noted in clauses (a) and (b) above.

The Merger is expected to close in the third quarter of 2015, subject to the conditions described above.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The representations, warranties and covenants of Endurance, Merger Sub and Montpelier contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Endurance’s and Montpelier’s filings with the United States Securities and Exchange Commission and (ii) confidential disclosures made in the disclosure schedules delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Endurance, Montpelier or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endurance, Montpelier or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Endurance’s or Montpelier’s public disclosures.

Item 8.01. Other Events

As an inducement for Endurance to enter into the Merger Agreement, Endurance entered into a voting agreement (the “Voting Agreement”) with investment funds associated with Charlesbank Capital Partners (each, a “Shareholder” and collectively, the “Shareholders”), which collectively own approximately 12.2% of the outstanding Montpelier shares.

Pursuant to the Voting Agreement, each Shareholder has agreed to vote all of such Shareholder’s Montpelier shares (subject to the limitations on voting rights set forth in Section 51(1) of the Montpelier Bye-Laws, to the extent applicable): (a) in favor of a proposal to approve the Merger, the Merger Agreement and the Statutory Merger Agreement; (b) at Endurance’s request, subject to certain limitations, in favor of any proposal that the Montpelier board of directors has (i) determined is designed to facilitate the consummation of the Merger, (ii) disclosed the determination provided for in the preceding clause (i) in Montpelier’s proxy materials or other written materials disseminated to Montpelier’s shareholders and (iii) recommended to be adopted by Montpelier shareholders; (c) against any takeover proposal; and (d) against any amendments to Montpelier’s organizational documents (other than as provided for in the Merger Agreement) or other proposal or transaction involving Montpelier or any of its subsidiaries, in each case, that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement or change, in any manner, the voting rights of any class of share capital of Montpelier.

Pursuant to the Voting Agreement, each Shareholder has irrevocably granted to and appointed Endurance and up to two of Endurance’s designated representatives, as such Shareholder’s proxy (with full power of substitution and resubstitution) to attend all Annual General Meetings or Special General Meetings of the shareholders of Montpelier and to vote such Shareholder’s shares at any Annual General Meeting or Special General Meeting of the shareholders of Montpelier or in any action by written consent of the shareholders of Montpelier in lieu of such a meeting.

In addition, the Voting Agreement provides, among other things, that, during the term of the Voting Agreement, each Shareholder will not, subject to limited exceptions, (a) directly or indirectly offer for sale, sell (including any short sale), transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or (b) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to a Transfer of its Montpelier shares or consent to the foregoing. Each Shareholder has also agreed that, during the term of the Voting Agreement, it will not (a) grant a proxy or power of attorney, (b) deposit into voting trust or (c) enter into a voting agreement or arrangement, in each case, with respect to its Montpelier Shares or any other securities convertible into or exercisable for Montpelier Shares.

The Voting Agreement will automatically terminate upon the earliest to occur of: (a) a written agreement among Endurance and each Shareholder to terminate the Voting Agreement; (b) the effective time of the Merger; (c) the date of any waiver, modification or amendment to the terms of the Merger Agreement that would reduce the merger consideration (or otherwise alter the mix of merger consideration) payable pursuant to the Merger Agreement; and (d) the termination of the Merger Agreement in accordance with its terms.

The Voting Agreement is governed by Delaware law, except to the extent the laws of Bermuda are mandatorily applicable.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 31, 2015, by and among Montpelier Re Holdings Ltd., Endurance Specialty Holdings Ltd. and Millhill Holdings Ltd.

10.1	Voting Agreement, dated as of March 31, 2015, by and among Endurance Specialty Holdings Ltd. and Charlesbank Equity Fund VII, Limited Partnership; CB Offshore Equity Fund VII, L.P.; CB Parallel Fund VII, Limited Partnership; Charlesbank Coinvestment Partners, Limited Partnership; Charlesbank Equity Coinvestment Fund VII, Limited Partnership.

Cautionary Note Regarding Forward-Looking Statements

This material may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Montpelier (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2014.

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K and the risk factors included in Montpelier’s most recent report on Form 10-K and other documents of Endurance and Montpelier on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Endurance or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to shareholders of Endurance for their consideration. The proposed merger will be submitted to shareholders of Montpelier for their consideration. This material is not a solicitation of any vote or approval and is not a substitute for the joint proxy statement/prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the proposed merger.

This material does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

ENDURANCE AND MONTPELIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED MERGER WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and Montpelier and their directors and executive officers are deemed to be participants in any solicitation of Endurance and Montpelier shareholders in connection with the proposed merger. Information about Endurance’s directors and executive officers is available in Endurance’s Definitive Proxy Statement, dated April 9, 2014, for its 2014 Annual General Meeting of shareholders and Form 8-K, dated November 26, 2014. Information about Montpelier’s directors and executive officers is available in Montpelier’s Definitive Proxy Statement, dated March 26, 2014, for its 2014 Annual General Meeting of shareholders and Form 8-K, dated May 15, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015

By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 31, 2015, by and among Montpelier Re Holdings Ltd., Endurance Specialty Holdings Ltd., and Millhill Holdings Ltd.

10.1	Voting Agreement, dated as of March 31, 2015, by and among Endurance Specialty Holdings Ltd. and Charlesbank Equity Fund VII, Limited Partnership; CB Offshore Equity Fund VII, L.P.; CB Parallel Fund VII, Limited Partnership; Charlesbank Coinvestment Partners, Limited Partnership; Charlesbank Equity Coinvestment Fund VII, Limited Partnership.